SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

RITCHIE BROS. AUCTIONEERS INCORPORATED

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

767744105

(CUSIP Number)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 767744105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON C. Russell Cmolik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,126,716
	6	SHARED VOTING POWER 26,000
	7	SOLE DISPOSITIVE POWER 3,126,716
	8	SHARED DISPOSITIVE POWER 26,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,716
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 6 Pages

Item 1(a).	Name of Issuer.

This Schedule 13G relates to Ritchie Bros. Auctioneers Incorporated, a Canadian corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 9500 Glenlyon Parkway Burnaby, BC, Canada V5J 0C6.

Item 2(a).	Name of Person Filing.

This Schedule 13G relates to the following person: C. Russell Cmolik

Item 2(b).	Address of Principal Business Office.

The business address of the reporting person is 2021 Indian Fort Drive, Surrey, BC V4A 3L7.

Item 2(c).	Citizenship.

Mr. Cmolik is a citizen of Canada.

Item 2(d).	Title of Class of Securities.

This Schedule 13G relates to the Company’s common stock, no par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number.

The CUSIP Number for the Company’s Common Stock is 767744105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

Page 3 of 6 Pages

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

(g)	☐	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of the class of institution.

Not applicable.

Item 4.	Ownership.

The following describes the ownership of Common Stock by C. Russell Cmolik as of March 31, 2014:

(a)	Amount beneficially owned: 3,152,716

(b)	Percent of class: 3.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 3,126,716

(ii)	Shared power to vote or to direct the vote: 26,000

(iii)	Sole power to dispose or to direct the disposition of: 3,126,716

(iv)	Shared power to dispose or to direct the disposition of: 26,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 4 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014

/s/ C. Russell Cmolik
C. Russell Cmolik

Page 6 of 6 Pages